FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10559 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F            ☒            Form 40-F            ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes            ☐            No            ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

National Bank of Greece S.A.

NBG Group

Interim Financial Statements

31 March 2018

May 2018

Statement of Financial Position

as at 31 March 2018

		Group
€ million	Note	31.03.2018	31.12.2017
ASSETS
Cash and balances with central banks		3,314	1,778
Due from banks		1,915	1,736
Financial assets at fair value through profit or loss		4,808	1,793
Derivative financial instruments		3,560	3,681
Loans and advances to customers	8	30,585	37,941
Investment securities		3,322	3,780
Investment property		889	874
Equity method investments		8	8
Goodwill, software and other intangible assets		131	132
Property and equipment		1,071	1,086
Deferred tax assets		4,916	4,916
Current income tax advance		399	421
Other assets		1,640	1,612
Non-current assets held for sale	9	4,996	5,010
Total assets		61,554	64,768

LIABILITIES
Due to banks	10	7,531	7,341
Derivative financial instruments		1,892	3,798
Due to customers	11	40,311	40,265
Debt securities in issue		1,046	1,026
Other borrowed funds		186	171
Deferred tax liabilities		5	6
Retirement benefit obligations		253	254
Current income tax liabilities		8	10
Other liabilities		935	995
Liabilities associated with non-current assets held for sale	9	3,535	3,523
Total liabilities		55,702	57,389

SHAREHOLDERS’ EQUITY
Share capital	13	2,744	2,744
Share premium account	13	13,866	13,866
Reserves and retained earnings		(11,452)	(9,912)
Amounts recognised directly in equity relating to non-current assets held for sale		1	(2)
Equity attributable to NBG shareholders		5,159	6,696

Non-controlling interests		693	683
Total equity		5,852	7,379

Total equity and liabilities		61,554	64,768

Athens, 31 May 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE ACTING CHIEF EXECUTIVE OFFICER & DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 41 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2018

		Group
		3 month period ended
€ million	Note	31.03.2018	31.03.2017

Continuing Operations
Interest and similar income		349	475
Interest expense and similar charges		(60)	(67)
Net interest income		289	408

Fee and commission income		79	74
Fee and commission expense		(17)	(14)
Net fee and commission income		62	60

Net trading income / (loss) and results from investment securities		36	10
Net other income / (expense)		(11)	(13)
Total income		376	465

Personnel expenses		(145)	(142)
General, administrative and other operating expenses		(64)	(63)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(22)	(23)
Credit provisions and other impairment charges	4	(119)	(240)
Profit / (loss) before tax		26	(3)

Tax benefit / (expense)	5	(6)	(6)
Profit / (loss) for the period from continuing operations		20	(9)

Discontinued Operations
Profit / (loss) for the period from discontinued operations	9	24	31

Profit / (loss) for the period		44	22

Attributable to:
Non-controlling interests		10	9
NBG equity shareholders		34	13

Earnings / (losses) per share - Basic and diluted from continuing operations	6	€0.00	€(0.00)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	6	€0.00	€0.00

Athens, 31 May 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE ACTING CHIEF EXECUTIVE OFFICER & DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 41 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2018

		Group
		3 month period ended
€ million	Note	31.03.2018	31.03.2017

Profit / (loss) for the period		44	22

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		—	1
Investments in debt instruments measured at fair value through other comprehensive income, net of tax		(20)	—
Currency translation differences, net of tax		(7)	(8)
Cash flow hedge, net of tax		(1)	—
Net investment hedge, net of tax		—	1
Total of items that may be reclassified subsequently to profit or loss		(28)	(6)

Items that will not be reclassified subsequently to profit or loss:
Investments in equity instruments measured at fair value through other comprehensive income, net of tax		2	—
Total of items that will not be reclassified subsequently to profit or loss		2	—
Other comprehensive income / (expense) for the period, net of tax	14	(26)	(6)

Total comprehensive income / (expense) for the period		18	16

Attributable to:
Non-controlling interests		10	9
NBG equity shareholders		8	7

Athens, 31 May 2018

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE ACTING CHIEF EXECUTIVE OFFICER & DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

COSTAS P. MICHAELIDES	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 41 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 31 March 2018

	Attributable to equity holders of the parent company
€ million	Share capital	Share premium	Treasury shares	Other comprehensive income reserve	Currency translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Other reserves & Retained earnings	Total	Non- controlling interests	Total
	Ordinary shares	Ordinary shares
Balance at 1 January 2017	2,744	13,866	(1)	52	(123)	(119)	—	(163)	(9,349)	6,907	680	7,587
Other comprehensive income / (expense) for the period	—	—	—	1	(8)	1	—	—	—	(6)	—	(6)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	13	13	9	22
Total comprehensive income / (expense) for the period	—	—	—	1	(8)	1	—	—	13	7	9	16
31 March 2017	2,744	13,866	(1)	53	(131)	(118)	—	(163)	(9,336)	6,914	689	7,603
Movements to 31 December 2017	—	—	—	1	—	107	144	(1)	—	(2)	(467)	(218)
Balance at 31 December 2017	2,744	13,866	—	160	13	(119)	—	(165)	(9,803)	6,696	683	7,379
Impact of IFRS 9 adoption	—	—	—	43	—	—	—	—	(1,590)	(1,547)	—	(1,547)
Balance 1 January 2018 adjusted for IFRS 9 impact	2,744	13,866	—	203	13	(119)	—	(165)	(11,393)	5,149	683	5,832
Other comprehensive income / (expense) for the period	—	—	—	(18)	(7)	—	(1)	—	—	(26)	—	(26)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	34	34	10	44
Total comprehensive income / (expense) for the period	—	—	—	(18)	(7)	—	(1)	—	34	8	10	18
Acquisitions, disposals & share capital increases of subsidiaries / equity method investments	—	—	—	—	—	—	—	—	2	2	—	2
Balance at 31 March 2018	2,744	13,866	—	185	6	(119)	(1)	(165)	(11,357)	5,159	693	5,852

The notes on pages 8 to 41 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2018

	Group
	3-month period ended
€ million	31.03.2018	31.03.2017
Cash flows from operating activities
Profit / (loss) before tax	46	36
Adjustments for:
Non-cash items included in income statement and other adjustments:	158	299

Depreciation and amortisation on property & equipment, intangibles and investment property	22	27
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	1	(7)
Credit provisions and other impairment charges	130	252
Provision for employee benefits	3	3
Share of (profit) / loss of equity method investments	—	(1)
Result from fair value hedges	1	22
Net (gain) / loss on disposal of property & equipment and investment property	1	—
Net (gain) / loss on disposal of investment securities	(13)	(7)
Accrued interest from financing activities and results from repurchase of debt securities in issue	9	3
Valuation adjustment on instruments designated at fair value through profit or loss	—	6
Other non-cash operating items	4	1

Net (increase) / decrease in operating assets:	1,197	886
Mandatory reserve deposits with Central Bank	166	(177)
Due from banks	58	161
Financial assets at fair value through profit or loss	559	(74)
Derivative financial instruments assets	122	645
Loans and advances to customers	260	333
Other assets	32	(2)

Net increase / (decrease) in operating liabilities:	(24)	(2,816)
Due to banks	187	(1,656)
Due to customers	30	(775)
Derivative financial instruments liabilities	(35)	(674)
Retirement benefit obligations	(4)	(5)
Insurance related reserves and liabilities	31	(11)
Income taxes paid	(21)	34
Other liabilities	(212)	271
Net cash from / (for) operating activities	1,377	(1,595)

Cash flows from investing activities
Purchase of property & equipment, intangible assets and investment property	(23)	(49)
Proceeds from disposal of property & equipment and investment property	—	1
Purchase of investment securities	(1,402)	(957)
Proceeds from redemption and sale of investment securities	1,875	2,718
Net cash (used in) / provided by investing activities	450	1,713

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	79	115
Repayments of debt securities in issue, other borrowed funds and preferred securities	(55)	(235)
Proceeds from disposal of treasury shares	8	—
Repurchase of treasury shares	(8)	—
Net cash from/ (for) financing activities	24	(120)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(2)
Net increase / (decrease) in cash and cash equivalents	1,851	(4)
Cash and cash equivalents at beginning of period	2,516	2,218
Cash and cash equivalents at end of period	4,367	2,214

The notes on pages 8 to 41 form an integral part of these financial statements

Notes to the Financial Statements

Group

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors, the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 178 years of operation, the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”) which includes Romania, Albania, and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors

Costas P. Michaelides

Executive Members

The Deputy Chief Executive Officers

Paul K. Mylonas - Acting CEO (1)

Dimitrios G. Dimopoulos

Non-Executive Members

Eva Cederbalk

Independent Non-Executive Members (2), (3), (4)

Haris A. Makkas

Marianne T. Økland

Claude Edgar L.G.Piret

Andrew McIntyre

Hellenic Financial Stability Fund representative

Christoforos Koufalias (5)

(1) On 4 May 2018, the Board of Directors accepted the resignation of the Bank’s Chief Executive Officer, Leonidas E. Fragkiadakis and appointed Paul K. Mylonas as Acting Chief Executive Officer of the Bank until the forthcoming Annual General Meeting.

(2) On 31 January 2018, Arthur Michael Royal Aynsley resigned from his position as an independent non executive member of the Bank’s Board of Directors.

(3) On 28 February 2018, Petros K. Sabatacakis resigned from his position as an independent non executive member of the Bank’s Board of Directors.

(4) On 23 April 2018, Andrew McIntyre was elected as a new independent non-executive member of the Board of Directors.

(5) As notified to the Bank by the HFSF letter dated 23 May 2018, Mr. Christoforos Koufalias is appointed as HFSF Representative in accordance with Law 3864/2010, as in force, in replacement of Ms. Panagiota S. Iplixian.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 31 May 2018.

Notes to the Financial Statements

Group

NOTE 2:                         Summary of significant accounting policies

2.1      Basis of preparation

The condensed interim consolidated financial statements as at and for the 3 month period ended 31 March 2018 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim period, except for the adoption of new and amended standards as set out below.

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation. Where necessary, comparative figures have been adjusted to conform to changes in current period’s presentation.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, fair value through other comprehensive income financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2      Going concern

Liquidity

As at 31 March 2018, the funding from European Central Bank (“ECB”) amounted to €2.75 billion, and remained unchanged related to 31 December 2017, after the significant reduction in 2017 of the Bank’s exposure to Eurosystem funding (collectively, ECB and Emergency Liquidity Assistance (“ELA”)) by €9.6 billion from €12.3 billion in 2016, with the fully elimination of Bank’s dependence from the ELA. Furthermore, as of 31 March 2018 the Bank had entered into secure interbank transactions with foreign financial institutions of €3.6 billion, while the Bank’s ELA liquidity buffer stood at €9.4 billion (cash value).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 31 March 2018 was 16.5% exceeding the Supervisory Review and Evaluation Process (“SREP”) ratio of 12.875% for 2018 (see Note 16).

Macroeconomic developments

After a slight decline of 0.3% year-over-year (“y-o-y”) in real Gross Domestic Product (“GDP”, in constant prices) in 2016, GDP growth entered positive territory in 2017 (+1.3%, y-o-y), mainly, supported by a notable rebound in gross capital formation (14.9% y-o-y in 2017), which added 1.8 percentage points (“pps”) to annual production growth and compensated for the subdued private consumption (0.1% y-o-y, in the same period). In fact, this is the strongest GDP performance in ten years, following a cumulative contraction of 26.1%, y-o-y, between 2008 and 2016, despite the tighter-than-initially-expected fiscal conditions in 2017. Deflation ended in 2017, with the consumer price index increasing by 1.1%, y-o-y, following an annual average decline of 1.2% in 2013-2016. Consumer prices stabilized in the first quarter of 2018 (-0.1% y-o-y), mainly, due to a stabilization in energy prices (0.2% y-o-y), while core inflation recorded a slight increase (0.1% y-o-y) that reflects sustainable cost containment by Greek firms. Nevertheless, inflation is expected to accelerate in the second quarter of 2018, in the view of the significant increase in oil prices of 29.4% y-o-y in April-May 2018. Such an increase is expected to take a toll on household disposable income, partially offsetting the positive trends in the labor market (employment growth of 1.7% in the first two months of 2018, which is expected to accelerate further according to net hiring flows recorded in the ERGANI Information System of the Ministry of Labor, Social Security and Welfare).

An increasing number of coincident and economic confidence indicators, especially for the business sector, showed a significant improvement over the course of 2017, which continued in early 2018 (with some of these indicators returning to pre-crisis levels in the first four months of 2018), suggesting that economic activity is going to gain additional traction in 2018. A further improvement in Greece’s economic performance in 2018 is expected to be buoyed by declining uncertainty and a sustainable lowering in Greece’s sovereign risk premia. Nonetheless, the correction in Greek financial assets valuations (in fixed income and equity markets) to adverse corporate news and increase in volatility due to political uncertainty in Italy, suggests that the Greek sovereign and corporate risk assessment remains sensitive to downside risks.

The tourism sector performance remains solid — increase in revenue and arrivals of 14.2% y-o-y and 12.8% y-o-y, respectively, in the first quarter of 2018. Additional support to the domestic business spending is estimated to be provided by inflows of the Third Program (1) funding (in conjunction with synergies from Juncker Plan, European Investment Bank (“EIB”) financing and private funds), which will also support liquidity creation and business investment. A positive impact on household disposable income from the sustainable improvement in labour market conditions, combined with a pick-up in hourly labour compensation in more competitive sectors, are expected to support a higher private consumption compared to 2017 (0.5% y-o-y, in 2018, according to European Commission estimates), albeit increased oil prices create some downside risks to this baseline estimate. Greece’s economic performance will also be supported by the

(1) The financial support program for Greece adopted in August 2015.

Notes to the Financial Statements

Group

healthy increase in economic activity in the Euro area — Greece’s major market for exports of goods and services — which is expected to reach 2.3% y-o-y in 2018 from 2.4% y-o-y in 2017 (according to the latest estimates of the European Commission). Against this backdrop, Greece’s GDP growth is expected to reach 2.0%, y o y, on average, in 2018, according to the latest estimates of the European Commission and the International Monetary Fund (the “IMF”). However, the recovery remains susceptible to downside risks related, inter alia, to the additional fiscal effort to meet the medium term fiscal targets (a primary surplus in General Government Budget of 3.5% of GDP in 2018-2022), a slower-than-initially-expected improvement in liquidity conditions and the vulnerable financial position of a significant number of households and small business units, following the multiyear crisis. A potential emergence of adverse external factors affecting export demand, euro’s exchange rates against other trade partners, imported inputs’ prices (especially energy costs) or financial and monetary conditions internationally, could weigh on Greece’s economic performance.

The fiscal over performance continued in 2017 when Greece exceeded the 1.75% of GDP primary surplus program-target for 2017 by a margin of almost 2.5% of GDP. Nonetheless, maintaining this favourable momentum in fiscal adjustment remains highly dependent on an increasing revenue performance, which, in turn, could further weigh on private sector’s financial position. Moreover, the achievement of this fiscal target is likely to take, again, an additional toll on the pace of improvement of liquidity conditions and private sector’s debt servicing capacity.

Regarding the upcoming disbursements for 2018, following the completion of the third review of the Third Program in early March 2018, the IMF, the ECB, the European Stability Mechanism (“ESM”) and the European Commission (collectively, the “Institutions”) decided the disbursement of the fourth tranche of the Third Program amounting to €6.7 billion to cover current financing needs, further arrears clearing and “to support the build-up of the cash buffer of the Greek State, in order to support Greece’s return to the market”. The amount has been planned to be disbursed in two instalments, beginning with a first instalment of €5.7 billion which was disbursed in late-March 2018, whereas the second disbursement of €1 billion will be used for arrears clearance and is going to be disbursed until mid-June 2018, upon completion of the necessary actions by the Greek government. On that note, on 19 May 2018 a staff-level agreement (“SLA”) was reached on a package of reforms required for the successful completion of the fourth review of the Third Program and was ratified in the Eurogroup of 24 May 2018, paving the way for a timely conclusion of the fourth review of the Third Program. A prospective completion of the fourth review of the Third Program, will unlock additional funding resources up to an amount of €11.7 billion and set the stage for a successful completion of the Third Program, along with the accumulation of a sizeable cash buffer (financed by Third Program funds and sovereign bond issuance) by the Greek State — with a view to fully cover its debt servicing needs in a 2-year period — is expected to provide a considerable boost in activity and economic confidence.

The capacity of the Hellenic Republic to re-access the markets for financing its maturing debt on a sustainable basis, following the successful issuance of a 7-year bond and 12-month Treasury bill in February 2018 and in March 2018, respectively, which have raised €4 billion in total, is a critical step for the country’s return to economic normalcy. A timely completion of the fourth review, along with the provision of further detail on the specifics of the medium and long-term strategy for reducing public debt servicing costs are expected to support the efforts of the Hellenic Republic to access the markets on a sustainable basis. In fact, a first discussion, at technical level, on a package of debt relief measures took place at the Eurogroup of 24 May 2018, which mandated the Institutions to produce a final Debt Sustainability Analysis which will form the basis for a final assessment of the measures needed to ensure long-term debt sustainability. According to the timeline agreed under the SLA, the Hellenic Republic aims to reach a deal with its official lenders on further debt relief (ideally in the Eurogroup of 21 June), which will be implemented in the post-bailout period. To do so, the Greek government has to implement all the reforms and measures related to the fourth review (including on energy issues, pensions, non-performing loans and labor issues) as swiftly as possible in advance of the Eurogroup of 21 June 2018.

Nevertheless, Greece’s sovereign and private debt valuations and economic conditions, in general, are unlikely to remain unaffected in the event of a significant adjustment in international markets and/or a protracted increase in volatility internationally, despite the supportive role of improving macroeconomic stability domestically. Potential delays in the completion of actions necessary to complete the fourth review, possible uncertainties regarding the additional debt relief measures by the official lenders, agreed in the Eurogroup of 25 May 2016, and further specified in Eurogroups of 15 June 2017 and 12 March 2018, an insufficient build-up of the liquidity buffer, and/or an unclear framework for the country’s post-Third Program monitoring with a potential exit of the IMF from the monitoring institutions, could give rise to negative confidence and liquidity effects, delay the relaxation of capital controls and exert additional downward pressures on collateral valuations — especially real estate — along with the additional pressure on demand from fiscal measures. External factors related to the risk of a deterioration in financial or broader macroeconomic conditions in the Euro area or globally, geopolitical risks and/or a further appreciation in energy prices could create downside risks to Greece’s economic performance.

2018 Stress Test

Between February and April 2018, the ECB conducted a Stress Test Exercise on the four Greek Systemic Banks. The exercise was performed following the same approach of European Banking Authority (“EBA”) exercise in terms of methodology, templates, scenarios and quality assurance of the results. The 2018 Stress Test results were published on 5 May 2018 and ECB has not requested NBG to submit a capital plan.

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) the NIL ELA funding, the ECB funding solely through Targeted Longer-term Refinancing Operations (“TLTROs”) and the current access to the Eurosystem facilities with significant collateral buffer (b)  the Group’s CET1 ratio of 31 March 2018 which exceeded SREP requirements even after the adoption of IFRS 9, (c) the results of the recent Stress Test exercise, based on which no capital plan was deemed necessary (see Note 16) and (d) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above.

Notes to the Financial Statements

Group

2.3            Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2018

New standards

•IFRS 9 “Financial Instruments” On 1 January 2018, the Group adopted IFRS 9, Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement and changes the requirements for classification and measurement of financial assets and financial liabilities, impairment of financial assets and hedge accounting.

The Group applied IFRS 9 retrospectively, but elected not to restate prior periods, in accordance with the transitional provisions of IFRS 9. Therefore, the comparative information for 2017 is reported under IAS 39 and is not comparable to the information presented for 2018.

The adoption of IFRS 9 on 1 January 2018, decreased the Group’s shareholders’ equity by approximately €1.5 billion, of which €1.3 billion, due to changes in impairment requirements and €0.2 billion, due to classification and measurement. Further information on the impact of IFRS 9 upon adoption, is included in Note 21. The accounting policies and critical judgments applied by the Group in order to comply with the requirements of IFRS 9, are included in Notes 2.4 and 2.5 respectively.

•IFRS 7 “Financial Instruments: Disclosures” The Standard was updated in line with IFRS 9, Financial Instruments. The Group adopted the revised standard on 1 January 2018. Given that the first quarter of 2018 includes the date of initial application of IFRS 9, the Group provides in Note 21 the IFRS 9 transition disclosures as set out by IFRS 7 in the first quarter of 2018. A full set of disclosures as required by the revised IFRS 7 will be provided in the Group’s annual financial statements as of and for the year ending 31 December 2018.

•IFRS 15 “Revenue from Contracts with Customers” IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 replaces the revenue recognition guidance included in IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a five-step approach to revenue recognition:

•                  Identify the contract with the customer

•                  Identify the performance obligations in the contracts

•                  Determine the transaction price

•                  Allocate the transaction price to the performance obligations in the contracts

•                  Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. There was no material impact from the adoption of IFRS 15 in the interim financial statements of the Group.

Amendments and interpretations

•IFRS 4 (Amendment) Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts. The amendments introduce two approaches. The amended standard will: a) give all companies that issue insurance contracts the option to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued and b) give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply IAS 39.

The Group has elected to defer the provisions of IFRS 9 for its insurance subsidiary, Ethniki Hellenic General Insurance SA, as allowed by Commission Regulation (EU) 2017/1988 from 1 January 2018 to 1 January 2021, the adoption date of IFRS 17 Insurance Contracts. As of 1 January 2018, Ethniki Hellenic General Insurance SA was classified as a discontinued operation and shall continue applying the requirements of IAS 39 after 1 January 2018.

•IFRS 15 (Amendment) Clarifications to IFRS 15 Revenue from Contracts with Customers. The amendment clarifies three aspects of the standard (identifying performance obligations, principal versus agent considerations, and licensing) and provides some transition relief for modified contracts and completed contracts. The amendment did not have a material impact on the Group’s consolidated financial statements.

•IFRS 2 (Amendment) Classification and Measurement of Share-based Payment Transactions. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendment did not have an impact on the Group’s consolidated financial statements.

•IFRIC 22 Foreign Currency Transactions and Advance Consideration. The interpretation provides guidance on how to determine the date of the transaction when applying the standard on foreign currency transactions, IAS 21. The interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts. The interpretation did not have a material impact on the Group’s consolidated financial statements.

Notes to the Financial Statements

Group

• IAS 40 (Amendment) Transfers to Investment Property. The amendments clarified that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition and the change must be supported by evidence. The amendment did not have an impact on the Group’s consolidated financial statements.

• Annual Improvements to IFRS Standards 2014—2016 Cycle. The amendments applicable to the Group relate solely to IAS 28 and clarify that when venture capital organisations, mutual funds, unit trusts and similar entities use the election to measure their investments in associates or joint ventures at fair value through profit or loss, this election should be made separately for each associate or joint venture at initial recognition. The amendment did not have an impact on the Group’s consolidated financial statements.

•Amendments to IAS 1, Presentation of Financial Statements. In line with amendments to IAS 1, the Group presents interest income and interest expense, calculated using the effective interest method, on financial instruments measured at amortised cost and financial assets measured at fair value through other comprehensive income separately from interest income and expense on financial instruments measured at fair value through profit or loss, in the notes. The amendment did not have a material impact on the Group’s consolidated financial statements.

New standards, amendments and interpretations to existing standards effective after 2018

New standards effective after 2018

•IFRS 16 Leases (effective for annual periods beginning on or after 1 January 2019). IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessees recognise a right of use asset and a corresponding financial liability on the balance sheet. The asset is amortised over the length of the lease, and the financial liability is measured at amortised cost. Lessor accounting remains substantially the same as under IAS 17. The Group is currently assessing the impact of IFRS 16.  Existing operating lease commitments are set out in Note 12.

•IFRS 17 Insurance Contracts (effective for annual periods beginning on or after 1 January 2021, as issued by the IASB). IFRS 17 has been issued in May 2017 and supersedes IFRS 4. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard and its objective is to ensure that an entity provides relevant information that faithfully represents those contracts. The new standard solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for using current values instead of historical cost. The standard has not yet been endorsed by the EU. As of 31 March 2018, the Group’s insurance subsidiary, Ethniki Hellenic General Insurance SA is classified as a discontinued operation, therefore, IFRS 17 is not expected to have a material impact on the Group’s consolidated financial statements.

Amendments to standards and interpretations effective after 2018

The Group has not early adopted the following amendments and interpretations, however they are not expected to have a material impact on the Group’s consolidated and separate financial statements.

• IFRIC 23 Uncertainty over Income Tax Treatments (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). The interpretation explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. IFRIC 23 applies to all aspects of income tax accounting where there is such uncertainty, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. The interpretation has not yet been endorsed by the EU.

• IAS 19 (Amendment) Plan Amendment, Curtailment or Settlement (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). The amendments specify how companies determine pension expenses when changes to a defined benefit pension plan occur. The amendments have not yet been endorsed by the EU.

• Annual Improvements to IFRS Standards 2015—2017 Cycle (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB).The amendments, which have not yet been endorsed by the EU, impact the following standards:

IFRS 3 - amended to clarify that a company remeasures its previously held interest in a joint operation when it obtains control of the business.

IFRS 11 - amended to clarify that a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business

IAS 12 - clarified to state that a company accounts for all income tax consequences of dividend payments in the same way

IAS 23 - clarified to provide that a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

•IFRS 9 (Amendment) Prepayment Features with Negative Compensation (effective for annual periods beginning on or after 1 January 2019). The amendments allow companies to measure particular prepayable financial assets with so-called negative compensation at amortised cost or at fair value through other comprehensive income if a specified condition is met—instead of at fair value through profit or loss.

Notes to the Financial Statements

Group

•IAS 28 (Amendment) Long-Term Interests in Associates and Joint Ventures (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). The amendments clarify that companies account for long-term interests in an associate or joint venture—to which the equity method is not applied—using IFRS 9. The amendments have not yet been endorsed by the EU.

Conceptual Framework

In March 2018, the IASB issued a revised version of its Conceptual Framework for Financial Reporting (the “Framework”), which becomes effective in annual periods beginning on 1 January 2020. The Framework sets out the fundamental concepts of financial reporting that guide the IASB in developing IFRS Standards. The Framework underpins existing IFRS Standards but does not override them. Preparers of financial statements use the Framework as a point of reference to develop accounting policies in rare instances where a particular business transaction is not covered by existing IFRS Standards. The IASB and the IFRS Interpretations Committee will begin to use the new Framework immediately in developing new, or amending existing, financial reporting standards and interpretations. The Group is currently assessing the effect of the amended Framework on its accounting policies.

2.4      Update to significant accounting policies disclosed in the annual Financial Statements of the Group related to IFRS 9

The adoption of IFRS 9 Financial Instruments resulted in changes to the Group’s accounting policies related to financial instruments applicable from 1 January 2018. The accounting policies set out below replace items 7, 9, 10, 13, 14 and 15 in Note 2 to the annual financial statements of the Group and the Bank for the year ended 31 December 2017. As permitted by the transition provisions of IFRS 9, the Group elected not to restate comparative period information, and the accounting policies as set out in Note 2 of the Group’s consolidated and separate financial statements for the year ended December 31, 2017 apply to comparative periods.

2.4.1                     Classification of financial assets

The Group uses the following measurement categories for financial assets:

•                  Debt instruments at amortised cost.

•                  Debt instruments at fair value through other comprehensive income (“FVTOCI”) with cumulative gains and losses reclassified to profit and loss on derecognition.

•                  Equity instruments designated as measured at FVTOCI with gains and losses remaining in other comprehensive income (“OCI”) without recycling to profit or loss on derecognition.

•                  Debt instruments, derivatives, equity instruments and mutual funds at fair value through the profit and loss (“FVTPL”).

•                  Except for debt instruments that are designated at initial recognition as at FVTPL, such assets are classified at amortised cost or FVTOCI on the basis of:

a)             the Group’s business model for managing the financial asset and

b)             the contractual cash flow characteristics of the financial asset.

IFRS 9 precludes the separation of any embedded derivatives from a hybrid contract when the host contract is a financial asset within its scope. Instead, the entire hybrid financial asset is classified into one of the categories listed above.

2.4.1.1 Business model assessment

The business models reflect how the Group manages its debt financial assets in order to generate cash flows. This assessment is performed on the basis of scenarios that the Group reasonably expects to occur. The assessment is based on all relevant and objective information that is available at the time of the business model assessment. The Group has identified the following business models for debt financial assets:

•                  Held to collect contractual cash flows: The Group’s objective is to hold the financial assets and collect the contractual cash flows. All the assets in this business model give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Debt instruments classified in this business model are measured at amortised cost. Loans within this category may be sold to manage the concentration of the Group’s credit risk to a particular obligor, country or industrial sector, without an increase in the asset’s credit risk. Such sales are consistent with the business model’s objective if they are infrequent (even if significant in value) or insignificant in value both individually and in the aggregate (even if frequent).

•                  Held to collect contractual cash flows and sell: The objective of this business model is to meet everyday liquidity needs and such objective is achieved by both collecting contractual cash flows and selling debt instruments. Assets within this business model are not sold with the intention of short-term profit taking, however frequent sales may occur and such sales may be significant in value. All the assets in this business model give rise to cash flows that are SPPI. The debt instruments in this business model are accounted for at FVTOCI.

•                  Held for trading: Under this business model, the Group actively manages the instruments in order to realise fair value gains arising from changes in credit spreads and yield curves. The assets in this business model are accounted for at FVTPL.

•                  Held and managed on a fair value basis: Refers to assets that are managed by the Group on a fair value basis without the intent to sell them in the near future. The assets in this business model are accounted for at FVTPL.

2.4.1.2 Contractual cash flow characteristics

The Group assesses the characteristics of its financial assets’ contractual cash flows at initial recognition in order to determine whether they are SPPI. This is referred to as the “SPPI test”. Interest amount within a basic lending arrangement, is typically the consideration for the time value of money and the credit risk. Interest may also include consideration for other basic lending risks such as liquidity and

Notes to the Financial Statements

Group

costs (e.g. administration associated with holding the financial asset for a particular period of time), as well as a profit margin. Interest may also be negative if the Group decides to effectively pay a fee for the safekeeping of its money for a particular period of time. The Group considers that an originated or a purchased financial asset can be a basic lending arrangement irrespective of whether it is a loan in its legal form and irrespective if it was purchased at a deep discount.

2.4.1.3 Non-recourse loans

When a financial instrument’s contractual cash flows are specifically derived from specified assets of the borrower, the Group assesses whether the cash flows arising from the debt instrument are SPPI. In order to conclude whether the loan represents a basic lending agreement and its return does not vary based on the performance of the underlying asset or project, the Group assesses whether there is an adequate buffer to absorb credit losses.

2.4.1.4 Equity instruments designated at FVTOCI

The Group may acquire an investment in an equity instrument that is not held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. At initial recognition, the Group may make an irrevocable election to present in OCI subsequent changes to the fair value of the investment, except for equity securities that give an investor significant influence over an investee, which are accounted for in accordance with IAS 28 Investments in Associates and Joint Ventures.

The election to designate an investment in an equity instrument at FVTOCI is made on an instrument-by-instrument basis. Investments in mutual funds cannot be designated at FVTOCI, as they do not meet the definition of an equity instrument under IAS 32, hence are mandatorily measured at FVTPL.

2.4.2                     Measurement of financial assets

2.4.2.1 Financial assets measured at amortised cost

A debt financial asset is measured at amortised cost if it is held in a business model that has an objective to hold financial assets to collect contractual cash flows and the contractual terms of the financial asset result in cash flows that pass the SPPI test.

The financial assets classified within this category, mainly include the following asset classes:

•                  Cash and balances with central banks

•                  Sight and time deposits with banks

•                  Securities purchased under agreements to resell

•                  Deposits in margin accounts

•                  Other receivables due from banks

•                  Loans and advances to customers

•                  Debt securities

•                  Other receivables included in line item “other assets”

Subsequent to initial recognition, the debt financial asset is measured at amortised cost using the effective interest rate (“EIR”) method for the allocation and recognition of interest revenue in line item “interest and similar income” of the income statement over the relevant period. The amortised cost is the amount at which the financial asset is measured at initial recognition minus any principal repayments, plus or minus the cumulative amortisation using the EIR method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount is the amortised cost of a financial asset before adjusting for any loss allowance. Interest income on debt financial assets is calculated on the gross carrying amount if the asset is classified in stage 1 or 2. When a debt financial asset becomes credit-impaired (classified in stage 3), interest income is calculated on the amortised cost (i.e. the gross carrying amount adjusted for the impairment allowance).

The EIR is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to the asset’s gross carrying amount. When calculating the EIR, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (e.g. prepayment, extension, call and similar options). The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the EIR, transaction costs, and all other premiums or discounts. Fees that are an integral part of the EIR of a financial instrument are treated as an adjustment to the EIR.

Except for purchased or originated financial assets that are credit-impaired (“POCI”) on initial recognition, expected credit losses (“ECL”) are not considered in the calculation of the EIR. For a POCI financial asset, the credit-adjusted EIR is applied when calculating the interest revenue and it is the rate that exactly discounts the estimated future cash flows through the expected life of the financial asset to the asset’s amortised cost. The Group includes the initial ECL in the estimated cash flows when calculating the credit-adjusted EIR for such assets.

2.4.2.2 Debt instruments measured at FVTOCI

A debt financial asset is measured at FVTOCI if it is held in a business model that has an objective to hold financial assets to collect contractual cash flows and sell the assets and the contractual terms of the financial asset result in cash flows that pass the SPPI test.

After initial recognition, investments in debt financial assets are measured at fair value in the statement of financial position (with no deduction for sale or disposal costs) with unrealized gains and losses reported in OCI, net of applicable income taxes, until such investments are derecognised (i.e. when sold or collected). Upon derecognition, the cumulative gains or losses previously recognised in OCI are reclassified from equity to “net trading income/(loss) and results from investment securities” of the income statement, as a reclassification adjustment.

Notes to the Financial Statements

Group

For debt financial assets measured at amortised cost or FVTOCI the following items are recognised in the income statement:

•                  ECL allowance recognised in “credit provisions and other impairment charges”.

•                  Foreign exchange gains and losses, calculated based on the amortised cost of the instrument, are recognised in “net trading income/(loss) and results from investment securities”.

•                  Interest revenue calculated with the EIR method is recognised in “interest and similar income”.

•                  Modification gains or losses, recognised in “credit provisions and other impairment charges”.

2.4.2.3 Equity instruments designated at FVTOCI

After initial recognition, investments in equity instruments designated at FVTOCI are measured at fair value, with no deduction for sale or disposal costs. With the exception of dividends received, the associated gains and losses (including any related foreign exchange component) is recognised in OCI. Amounts presented in OCI are not subsequently recycled to the income statement, instead the cumulative gain or loss is transferred within equity from accumulated OCI to retained earnings.

Dividends are recognised in “net other income/(expense)” line item of the income statement when all of the following criteria are met:

•                  the Group’s right to receive payment of the dividend is established

•                  it is probable that the economic benefits associated with the dividend will flow to the Group

•                  the amount of the dividend can be measured reliably

•                  the dividend clearly does not represent a recovery of part of the cost of the investment.

2.4.2.4 Financial assets and financial liabilities measured at FVTPL

After initial recognition, financial assets and financial liabilities that are classified as at FVTPL are measured at fair value, with no deduction for sale or disposal costs. Gains and losses arising from fair value remeasurement are recognised in their entirety in “net trading income/(loss) and results from investment securities”. All changes to the fair value of a FVTPL liability due to market risk are recorded in profit and loss while changes due to the Group’s own credit risk are recorded in OCI. The amount presented in OCI is not subsequently transferred to profit or loss even when the liability is derecognised and the amounts are realised. The cumulative gain or loss is transferred within equity from accumulated OCI to retained earnings.

2.4.3                     Financial assets with legal form of debt

Unrealised gains and losses from changes in the fair value of assets measured at FVTPL are included in “net trading income and results from investment securities”. Interest revenue is calculated with the EIR method on financial assets with legal form of debt measured at FVTPL and recognised in “interest and similar income”. Financial assets which are loan contracts in their legal form and their contractual cash flows are not SPPI, are mandatorily measured at FVTPL, and classified within “loans and advances to customers”. Debt securities that fail the SPPI test are mandatorily measured at FVTPL and classified within “financial assets at FVTPL”.

2.4.4                     Financial assets with legal form of derivative

All realised and unrealized gains or losses from changes in fair value of financial assets mandatorily measured at FVTPL, with a legal form of a derivative, are recognised in “net trading income/(loss) and results from investment securities”. Financial assets which are derivatives in their legal form but do not meet the accounting definition of a derivative, are mandatorily measured at FVTPL and classified within “financial assets at FVTPL”.

2.4.5                     Reclassification of financial assets

The Group reclassifies all affected financial assets only when the Group changes its business model for managing financial assets. The reclassification is applied prospectively from the reclassification date, which is the first day of the first quarterly reporting period following the change in the business model.

Changes in the Group’s business models are usually the result of external or internal changes, affecting significantly the Group’s operations.

Investments in equity instruments that are designated as at FVTOCI, or any financial assets or liabilities that are designated at FVTPL, cannot be reclassified because the election to designate them as at FVTOCI or FVTPL respectively, at initial recognition, is irrevocable.

2.4.6                     Expected credit losses

ECL are recognised for all financial assets measured at amortised cost, debt financial assets measured at FVTOCI, lease receivables, financial guarantees and certain loan commitments. ECL represent the difference between contractual cash flows and those that the Group expects to receive, discounted at the EIR. For loan commitments and other credit facilities in scope of ECL, the expected cash shortfalls are determined by considering expected future draw downs.

2.4.6.1 Recognition of expected credit losses

At initial recognition, an impairment allowance is required for ECL resulting from default events that are possible within the next 12 months (12-month ECL), weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in Stage 1. For instruments with a remaining maturity of less than 12 months, ECL are determined for this shorter period.

Notes to the Financial Statements

Group

In the event of a significant increase in credit risk (“SICR”), an ECL allowance is required, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of the financial instrument (“lifetime ECL”), weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in Stage 2.

Lifetime ECL are always recognised on financial assets for which there is objective evidence of impairment, that is they are considered to be in default or otherwise credit-impaired. Such instruments are referred to as instruments in Stage 3.

POCIs are classified as credit impaired. An instrument is POCI if it has been purchased with a material discount to its par value that reflects the incurred credit losses or is originated with a defaulted counterparty.

For POCI financial assets, the Group recognises adverse changes in lifetime ECL since initial recognition as a loss allowance with any changes recognised in the income statement. POCI are initially recognised at fair value with interest income subsequently being recognised based on a credit-adjusted EIR. POCI may also include financial instruments that are newly recognised following a substantial modification and remain a separate category until maturity. Any favourable changes for POCI assets are impairment gain even if the resulting expected cash flows exceed the estimated cash flows on initial recognition.

The Group does not apply the practical expedient that allows a lifetime ECL for lease receivables to be recognised irrespective of whether a SICR has occurred. Instead, all such receivables are incorporated into the standard ECL calculation.

ECL are recognised in the income statement with a corresponding ECL allowance reported as a decrease in the carrying value of financial assets measured at amortised cost on the statement of financial position. For financial assets measured at FVTOCI, the carrying value is not reduced, but the ECL allowance is recognised in OCI. For off-balance sheet financial instruments, the ECL allowance is reported as a provision in “other liabilities”. ECL are recognised within the income statement in “credit provisions and other impairment charges”.

2.4.6.2 Write-off

A write-off is made when the Group does not have a reasonable expectation to recover all or part of a financial asset. Write-offs reduce the principal amount of a claim and are charged against previously established allowances for credit losses. Recoveries, in part or in full, of amounts previously written off are generally credited to “credit provisions and other impairment charges”. Write-offs and partial write-offs represent derecognition or partial derecognition events.

2.4.6.3 Definition of default

The Group has aligned the definition of default for financial reporting purposes, with the non performing exposures (NPE) definition used for regulatory purposes, as per EBA Implementing Technical Standards on Supervisory reporting on forbearance and non-performing exposures, as adopted by the Commission Implementing Regulation (EU) 2015/227 of 9 January 2015 amending Implementing Regulation (EU) No 680/2014 laying down implementing technical standards with regard to supervisory reporting of institutions according to Regulation (EU) No 575/2013 of the European Parliament and of the Council (“EBA ITS”). The definition of default for financial reporting purposes is consistent with the one used for internal credit risk management purposes.

A debt security is considered as credit impaired, and is classified into Stage 3, when at least one payment of capital or interest is overdue by the issuer, based on the contractual terms of the instrument, irrespective of the days past due. In addition, a debt security is assessed as credit impaired if there is at least one external credit rating on the security or the issuer corresponding to Default or Selective Default.

2.4.6.4 Measurement of expected credit losses

The Group assesses on a forward-looking basis the ECL associated with all financial assets subject to impairment under IFRS 9. The Group recognises an ECL allowance for such losses at each reporting date. The measurement of ECL reflects:

•                  An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group uses three macroeconomic scenarios and estimates the ECL that would arise under each scenario. A weighting is allocated to each scenario, such that the weighted probabilities of all three scenarios are equal to one. The distribution of possible ECL may be non-linear, hence three distinct calculations are performed, where the associated ECLs are multiplied by the weighting allocated to the respective scenario. The sum of the three weighted ECL calculations represents the probability-weighted ECL.

•                  The time value of money.

•                  Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

For the purposes of measuring ECL, the estimate of expected cash shortfalls reflects the cash proceeds expected from collateral liquidation (if any) and other credit enhancements that are part of the contractual terms and are not recognised separately by the Group. The estimate of expected cash shortfalls on a collateralized loan exposure reflects the assumptions used regarding the amount and timing of cash flows that are expected from foreclosure on the collateral less the costs of obtaining and selling the collateral, irrespective of whether the foreclosure is probable.

The ECL calculations are based on the following factors:

•                  Exposure at Default (“EAD”): This is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, and expected drawdowns on committed facilities.

•                  Credit Conversion Factor (“CCF”): The CCF converts the amount of a credit line and other off-balance sheet amounts to an EAD amount.

•                  Probability of Default (“PD”): Represents the likelihood of a borrower/issuer defaulting on its financial obligation, assessed on the prevailing economic conditions at the reporting date, adjusted to take into account estimates of future economic conditions that are

Notes to the Financial Statements

Group

likely to impact the risk of default either over the next 12 months for Stage 1 financial assets, or over the remaining lifetime, for Stage 2 and 3 financial assets.

•                  Loss given default (“LGD”): Represents the Group’s expectation of the extent of loss on a defaulted exposure. The LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. The determination of LGD takes into account expected future cash flows from collateral and other credit enhancements, or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. LGD is expressed as a percentage loss per unit of EAD.

•                  Discount Rate: The implied discount factor based on the original EIR of the financial asset or an approximation thereof.

The PD and LGD are determined for three different scenarios whereas EAD projections are treated as scenario independent.

The ECL is determined by projecting the PD, LGD and EAD for each future quarter and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival, if appropriate. This effectively calculates an ECL for each future quarter, which is then discounted back to the reporting date and summed.

2.4.6.5 Forward looking economic inputs

Forward looking information (FLI) is incorporated in the ECL measurement of collectively assessed loans and debt securities through the PD and LGD models. The expected recoveries (cash flow recoveries or liquidation of collateral) used in the ECL calculation of corporate lending exposures individually assessed, takes into account FLI based on the Bank’s forecasts of the relevant macroeconomic factors.

The Group applies three scenarios, i.e. baseline, optimistic, pessimistic, developed by the Bank’s Economic Research and Analysis Division. The macroeconomic scenarios used for measuring ECL are the same with the ones used for evaluating SICR.

The main macroeconomic variables utilized by the Group, affecting the level of ECL are the following:

•                  GDP growth rate

•                  real estate prices

•                  unemployment rate

2.4.6.6 Significant increase of credit risk

A financial asset is considered as non-credit impaired, when the definition for Stage 3 classification is not met. The exposure is classified as Stage 2 if it has suffered a SICR, otherwise it is classified as Stage 1.

At each reporting date, the Group performs the SICR assessment comparing the risk of a default occurring over the remaining expected lifetime of the exposure with the expected risk of a default as estimated at origination.

The Group’s process to assess SICR has three main components:

•                  a quantitative element, i.e. reflecting a quantitative comparison of PD or credit rating at the reporting date versus the respective metric at initial recognition (see below);

•                  a qualitative element, i.e. all Forborne Performing Exposures (FPE), in accordance with EBA ITS, internal watch list for corporate obligors; and

•                  “backstop” indicators. The Group applies on all lending exposures the IFRS 9 presumption that a SICR has occurred when the financial asset is more than 30 days past due.

The first two criteria are analysed below per type of exposure.

a. Corporate lending exposures

The Group assesses SICR based on changes in the obligor’s internal credit rating since origination.

b. Retail lending exposures

Stage allocation is performed by the comparison of scenario weighted lifetime PDs from the risk assessment performed at origination versus the lifetime PDs at each reporting date, for the financial asset’s residual term. Lifetime PD at origination decreases over time, as the loan gets closer to its maturity.

c. Debt securities and other financial assets

All debt securities and financial assets due from sovereigns and financial institutions are assessed on an individual basis in order to determine if a SICR has occurred since initial recognition, based on external credit ratings. If an external credit rating is available for a debt security, then SICR is assessed based on this rating, rather than the issuer’s rating, in order to incorporate in the analysis any instrument-specific credit characteristics. All other financial assets due from sovereigns and financial institutions, such as money market placements, reverse repurchase agreements and unrated debt securities, are assessed for SICR based on the counterparty’s or issuer’s external credit rating. Any of the aforementioned financial assets rated as ‘investment grade’ at the reporting date, are assumed as having low credit risk and are classified within Stage 1 without any further SICR analysis. The Group applies the low credit risk exception solely on debt securities and financial assets due from sovereigns and financial institutions.

d. Transfer of financial assets from Stage 2 to Stage 1

Lending exposures, debt securities and financial assets due from sovereigns and financial institutions move back to Stage 1 when the SICR criteria are no longer met.

Notes to the Financial Statements

Group

Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated financial statements as at and for the year ended 31 December 2017. The adoption of IFRS 9 on 1 January 2018 required application of significant judgment and resulted to additional critical accounting estimates, which are set out below.

2.5.1       Assessing whether the contractual cash flows are SPPI

Non-recourse features

The Group applies judgment when considering whether non-recourse features significantly affect future cash flows. In order to conclude whether the loan represents a basic lending agreement and its return does not vary based on the performance of the underlying asset or project, the Group assesses whether there is an adequate buffer to absorb credit losses primarily by comparing the value of asset performance indicators, (e.g. loan-to-value and average debt servicing coverage ratio) against predefined thresholds.

2.5.2       Measurement uncertainty in determination of ECL estimates

The calculation of ECL requires management to apply significant judgment and make estimates and assumptions that involve significant uncertainty at the time they are determined. Changes to these estimates and assumptions can result in significant changes to the amount and timing of ECL to be recognised. The most significant sources of measurement uncertainty relate to the following ECL factors:

2.5.2.1 Determination of a significant increase of credit risk

The Group assesses whether a SICR has occurred since initial recognition based on qualitative and quantitative criteria that include significant management judgment. Refer to Note 2.4.6.6 for further information on the criteria applied. More stringent criteria could significantly increase the number of instruments being classified into Stage 2. All staging criteria and thresholds determined based on FLI are subject to validation by the Bank’s Model Validation Unit. Changes in the staging criteria are approved by the Group’s Executive Committee and Board Risk Committee.

2.5.2.2 Model risk inherent in the IFRS 9 models

Compliance with the IFRS 9 impairment model requires the use of a variety of models. The complexity of the models as well as dependency to other model-based inputs is high therefore any changes in inputs and data (e.g. internal credit ratings, behavioural scores etc.), as well as new or revised models, may significantly affect ECL. The models are validated by the Bank’s Model Validation Unit, in accordance with the Group’s Model Validation Framework.

2.5.2.3 Forward looking information

FLI is incorporated in the ECL measurement of collectively assessed loans and debt securities through the PD and LGD models. The expected recoveries (cash flow recoveries or liquidation of collateral) used in the ECL calculation of corporate lending exposures individually assessed, takes into account FLI based on the Bank’s forecasts of the relevant macroeconomic factors. Management selects forward-looking scenarios and judges the suitability of respective weights to be applied. Each of the scenarios is based on Management’s assumptions around future economic conditions in the form of macroeconomic, market and other factors. Changes in the scenarios and weights, the relevant macroeconomic variables and the assumptions made under those variables for the forecast horizon would have a significant effect on the ECL.

Notes to the Financial Statements

Group

NOTE 3:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million) except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (“SAU”)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1 para 2 of Law 4224/2013), the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary Ethniki Hellenic General Insurance S.A. (“NIC”) and other subsidiaries in SEE. As of 30 June 2017, NIC was classified as Held for Sale and Discontinued Operations.

International banking operations

The Group’s international banking activities include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. As of 31 December 2016, The South African Bank of Athens Ltd (“S.A.B.A.”), UBB and Interlease were classified as Held for Sale and Discontinued Operations and on 13 June 2017 the disposal of UBB and Interlease was completed. Furthermore, as of 30 June 2017, Banka Romaneasca S.A. (“Romaneasca”), Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“NBG Leasing doo”) and as of 31 December 2017, Banka NBG Albania Sh.a. (“NBG Albania”) were classified as Held for Sale and Discontinued Operations. On 1 December 2017, the disposal of Vojvodjanska and NBG Leasing doo was completed.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

3 month period ended 31 March 2018	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Other	Group
Net interest income	109	105	19	10	—	20	26	289
Net fee and commission income	27	22	1	6	—	6	—	62
Other	4	(8)	(3)	35	—	3	(6)	25
Total income	140	119	17	51	—	29	20	376
Direct costs	(106)	(10)	(4)	(8)	—	(18)	(2)	(148)
Allocated costs and provisions(1)	(164)	(9)	7	41	—	1	(78)	(202)
Profit / (loss) before tax	(130)	100	20	84	—	12	(60)	26
Tax benefit / (expense)								(6)
Profit / (loss) for the period from continuing operations								20
Non-controlling interests								(10)
Profit/(loss) for the period from discontinued operations					22	2		24
Loss attributable to NBG equity shareholders								34

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Notes to the Financial Statements

Group

Breakdown by business segment

3 month period ended 31 March 2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Other	Group
Net interest income	136	144	30	45	—	24	29	408
Net fee and commission income	27	22	1	5	—	5	—	60
Other	5	(9)	(3)	1	—	(1)	4	(3)
Total income	168	157	28	51	—	28	33	465
Direct costs	(99)	(9)	(3)	(9)	—	(18)	1	(137)
Allocated costs and provisions(1)	(195)	(19)	(77)	(5)	—	(1)	(34)	(331)
Profit / (loss) before tax	(126)	129	(52)	37	—	9	—	(3)
Tax benefit / (expense)								(6)
Profit / (loss) for the period from continuing operations								(9)
Non controlling interests								(9)
Profit / (loss) for the period from discontinued operations					12	19		31
Loss attributable to NBG equity shareholders								13

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Other	Group
Segment assets as at 31 March 2018
Segment assets	16,517	10,833	1,899	4,608		2,941	14,445	51,243
Deferred tax assets and Current income tax advance								5,315
Non-current assets held for sale					3,262	1,734		4,996
Total assets								61,554

Segment liabilities as at 31 March 2018
Segment liabilities	32,477	2,462	192	8,401		2,773	5,849	52,154
Current income and deferred tax liabilities								13
Liabilities associated with non-current assets held for sale					2,384	1,151		3,535
Total liabilities								55,702

Segment assets as at 31 December 2017
Segment assets	17,468	10,813	2,158	8,697		3,023	12,262	54,421
Deferred tax assets and current income tax advance								5,337
Non-current assets held for sale					3,150	1,860		5,010
Total assets								64,768

Segment liabilities as at 31 December 2017
Segment liabilities	32,794	2,966	156	8,217		2,803	6,914	53,850
Current income and deferred tax liabilities								16
Liabilities associated with non-current assets held for sale					2,327	1,196		3,523
Total liabilities								57,389

Notes to the Financial Statements

Group

NOTE 4:                         Credit provisions and other impairment charges

	Group
Continuing Operations	31.03.2018	31.03.2017
a. Impairment charge for credit losses
Loans and advances to customers	120	234
	120	234
b. Impairment charge for securities
Investment in debt instruments	(45)	—
Equity securities	—	—
	(45)	—
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	—	6
Impairment / Reversal of impairment of investment in subsidiaries and equity method investments	—	—
Legal and other provisions	44	—
	44	6

Total	119	240

NOTE 5:                         Tax benefit /(expense)

	Group
Continuing Operations	31.03.2018	31.03.2017

Current tax	(6)	(6)
Tax benefit / (expense)	(6)	(6)

The nominal corporation tax rate for the Bank for 2018 and 2017 is 29%. Following the tax Law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 19.

NOTE 6:                         Earnings / (losses) per share

	Group
	31.03.2018	31.03.2017

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	10	(18)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	10	(18)

Earnings/(losses) for the period from discontinued operations	24	31
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	34	13

Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,582,397	9,145,463,325

Earnings/(losses) per share - Basic and diluted from continuing operations	0.00	(0.00)
Earnings/(losses) per share - Basic and diluted from continuing and discontinued operations	0.00	0.00

NOTE 7:                         Financial assets at fair value through profit or loss

Financial assets at FVTPL as of 31 March 2018 include the amount of €3,341 million for the Swap with the Hellenic Republic and €42 million of debt instruments, both classified mandatorily at FVTPL as they fail the SPPI test (see Notes 8 and 21).  Furthermore debt securities at FVTPL have decreased by €368 million mainly due to disposals and maturities of Greek Treasury bills during the period ended 31 March 2018.

Notes to the Financial Statements

Group

NOTE 8:                         Loans and advances to customers

	Group
	31.03.2018	31.12.2017
Mortgages	16,338	16,491
Consumer loans	3,283	3,686
Credit cards	698	829
Small business lending	3,334	3,572
Retail lending	23,653	24,578
Corporate and public sector lending	17,371	23,602
Total before allowance for impairment on loans and advances to customers	41,024	48,180
Less: Allowance for impairment on loans and advances to customers	(10,439)	(10,239)
Total	30,585	37,941

As at 31 December 2017, corporate and public sector lending for the Group included a loan to the Hellenic Republic of €5,873 million. The whole agreement with the Hellenic Republic relating to this loan also included an embedded derivative with fair value €1,871 million that had been bifurcated under IAS 39 and accounted for as a separate derivative liability.

Upon adoption of IFRS 9 on 1 January 2018, the whole agreement did not pass the SPPI test and was mandatorily classified at FVTPL within financial assets at FVTPL (see Note 21).

Loans and advances to customers

	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Credit impaired Lifetime ECL	Total
Loans and advances to customers at amortised cost
Mortgages
Gross carrying amount	3,570	5,615	7,153	16,338
ECL allowance	(44)	(316)	(2,588)	(2,948)
Net carrying amount	3,526	5,299	4,565	13,390

Consumer loans
Gross carrying amount	1,287	536	1,460	3,283
ECL allowance	(16)	(101)	(1,231)	(1,348)
Net carrying amount	1,271	435	229	1,935

Credit Cards
Gross carrying amount	495	15	187	697
ECL allowance	(4)	(1)	(175)	(180)
Net carrying amount	491	14	12	517

Small business lending
Gross carrying amount	435	663	2,236	3,334
ECL allowance	(8)	(79)	(1,657)	(1,744)
Net carrying amount	427	584	579	1,590

Corporate lending & public sector lending
Gross carrying amount	9,648	1,178	6,396	17,222
ECL allowance	(74)	(70)	(4,075)	(4,219)
Net carrying amount	9,574	1,108	2,321	13,003

Total loans and advances to customers at amortised cost
Gross carrying amount	15,435	8,007	17,432	40,874
ECL allowance	(146)	(567)	(9,726)	(10,439)
Net carrying amount of loans and advances to customers at amortised cost	15,289	7,440	7,706	30,435

Loans and advances to customers mandatorily measured at FVTPL				150

Total loans and advances to customers				30,585

Notes to the Financial Statements

Group

Movement in ECL allowance

	Stage 1	Stage 2	Credit impaired	Total
	12-month ECL	Lifetime ECL	Lifetime ECL	allowance
Balance at 1 January 2018	144	528	10,463	11,135
Transfers between Stages (net)	6	66	(72)	—
Write-offs and Sales	—	—	(799)	(799)
Recoveries	—	—	8	8
Unwind of the discount	—	—	(20)	(20)
Impairment charge for credit losses	(4)	(25)	149	120
FX and other movements	(1)	(2)	(2)	(5)
Balance at 31 March 2018	145	567	9,727	10,439

NOTE 9:                         Assets and liabilities held for sale and discontinued operations

Non-current assets held for sale at 31 March 2018 and 31 December 2017 comprise of S.A.B.A., Romaneasca, NIC and NBG Albania. The profit or losses from discontinued operations for the period ended 31 March 2018, comprises of S.A.B.A., Romaneasca, NIC and NBG Albania. The comparative profit or loss from discontinued operations includes S.A.B.A., UBB and Interlease (classified as discontinued operations in December 2016) and has been re-presented to also include Romaneasca, NIC, Vojvodjanska and NBG Leasing doo (classified as discontinued operations in June 2017) and NBG Albania (classified as discontinued operations in December 2017).

United Bulgarian Bank A.D. and Interlease E.A.D. (“Bulgarian operations”)

On 30 December 2016, the Bank entered into a definitive agreement with KBC Group (“KBC”) for the divestment to KBC of its 99.91% stake in UBB and its 100% stake in Interlease, its subsidiaries in Bulgaria. The agreed consideration for the sale of the two subsidiaries amounted to €610 million. On 26 April 2017 UBB made a €50 million dividend distribution to NBG, following approval of its Annual General Assembly.

The above agreement included the sale of the 30% stake in UBB-Metlife Life Insurance Company AD and 20% stake in UBB Insurance Broker AD held by Ethniki Hellenic General Insurance S.A. The consideration amounted to €10.5 million.

The disposal was completed on 13 June 2017 on which date control of Bulgarian operations passed to KBC.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal of the above transactions, are disclosed in Note 42 of the Annual Financial Report of 31 December 2017.

Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“Serbian operations”)

On 4 August 2017, the Bank entered into a definitive agreement with OTP Bank Serbia (“OTPS”) for the divestment to OTPS of its 100% stake in its subsidiaries in Serbia Vojvodjanska and NBG Leasing d.o.o. Belgrade (along with the 100% held subsidiary NBG Services d.o.o. Belgrade). The agreed consideration for the sale amounted to €125 million.

The disposal was completed on 1 December 2017 on which date control of Serbian Operations passed to OTPS. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal of the above transactions, are disclosed in Note 42 of the Annual Financial Report of 31 December 2017.

The South African Bank of Athens Ltd

On 22 December 2016, the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited (“AFGRI”), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.82% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to €19 million (ZAR 279 million).

Following the decision to dispose of its entire stake in S.A.B.A., the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the cash generating unit (“CGU”) and concluded to recognize an impairment loss of €5 million at Group level.

Closing of the transaction is expected during the third quarter of 2018 as it is subject to customary ongoing regulatory approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received).

Ethniki Hellenic General Insurance S.A. (“NIC”)

On 27 June 2017, the NBG’s Board of Directors approved the divestiture of a 75.00% stake in NIC to EXIN Financial Services Holdings B.V. (“EXIN”) and the establishment of an exclusive bancassurance agreement, which will govern the distribution of products of NIC via the NBG network.

However, on 28 March 2018, which was the last date (“Longstop Date”) for EXIN to fulfil certain condition precedents specified in the Share and Purchase Agreement (“SPA”) entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA.

Notes to the Financial Statements

Group

Following a decision of the Bank’s Board of Directors and in consultation with the HFSF, the Bank has renewed the sale process of NIC with the remaining selected bidders that participated in the last stage of the binding offers phase in May 2017. For this reason NIC remains classified as held for sale and discontinued operations.

Banca Romaneasca S.A.

On 26 July 2017, the Bank entered into a definitive agreement with OTP Bank Romania (“OTPR”) for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary Romaneasca. The agreed consideration for the sale amounted to €72 million.

Following the decision to dispose of its entire stake in Romaneasca, the Bank based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €86 million at Group level. The impairment loss includes loss of €20 million relating to an agreed repayment of loans.

However, on 19 March 2018, the Bank announced that the National Bank of Romania (“NBR”) rejected OTPR’s application to acquire 99.28% of Romaneasca as NBR’s approval of OTP, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction.

Nevertheless, the Bank remains committed to sell Romaneasca, considers that the sale is highly probable and expects to conclude within 12 months. For this reason, Romaneasca remains classified as held for sale and discontinued operations.

Banka NBG Albania Sh.A.

On 2 February 2018, the Bank entered into a definitive agreement with American Bank of Investments S.A. (“ABI”) for the divestment to ABI of its entire stake (100%) in its subsidiary Banka NBG Albania Sh.A. (“NBG Albania”). The agreed consideration for the sale amounts to €25 million.

Following the decision to dispose of its entire stake in NBG Albania, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and recognized an impairment loss of €31 million at Group level which is included in the profit or loss for the period from discontinued operations.

The transaction is subject to customary regulatory and other approvals, including from (i) the Bank of Albania and (ii) the Competition Authority of Albania. Closing is expected to occur by the end of the third quarter of 2018.

Condensed income statement of discontinued operations (1)

	Group
	3 month period ended
€ million	31.03.2018	31.03.2017
Net interest income	28	72
Net fee and commission income	(1)	15
Earned premia net of claims and commissions	24	22
Other income	4	4
Total income	55	113
Operating expenses	(31)	(63)
Provisions and impairments	(4)	(12)
Profit/(loss) before tax	20	38
Tax benefit/(expense)	4	(7)
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	24	31

(1) Includes S.A.B.A., Romaneasca, NIC and NBG Albania, while in 2017 UBB, Interlease,  Vojvodjanska, NBG Leasing d.o.o., are also included.

€ million	31.03.2018	31.03.2017

Cash Flows from discontinued operations

Net cash inflows/(outflows) from operating activities	(17)	(1)
Net cash inflows/(outflows) from investing activities	(150)	13
Net cash inflows/(outflows) from financing activities	(3)	(6)
Net Cash inflows /(outflows)	(170)	6

Notes to the Financial Statements

Group

Analysis of non-current assets held for sale and liabilities associated with non-current assets held for sale

	Group
	31.03.2018(1)	31.12.2017(1)
ASSETS
Cash and balances with central banks	174	186
Due from banks	161	164
Financial assets at fair value through profit or loss	14	14
Derivative financial instruments	1	3
Loans and advances to customers	1,233	1,298
Investment securities	2,416	2,372
Investment property	92	92
Goodwill, software and other intangible assets	15	15
Property and equipment	135	135
Deferred tax assets	136	145
Insurance related assets and receivables	531	505
Current income tax advance	20	19
Other assets	68	62
Total assets	4,996	5,010

LIABILITIES
Due to banks	4	8
Derivative financial instruments	—	1
Due to customers	1,025	1,040
Insurance related reserves and liabilities	2,314	2,283
Deferred tax liabilities	1	1
Retirement benefit obligations	7	8
Other liabilities	184	182
Total liabilities	3,535	3,523

(1) Includes S.A.B.A., NIC, Romaneasca and Banka NBG Albania.

NOTE 10:                  Due to banks

“Due to Banks” mainly includes the Bank’s funding from the ECB of €2.75 billion and securities sold under agreements to repurchase of €3.6 billion and other deposits with financial institutions of €1.2 billion (31 December 2017: €2.75 billion, €3.4 billion and €1.2 billion, respectively).

NOTE 11:                  Due to customers

	Group
	31.03.2018	31.12.2017
Deposits:
Individuals	30,949	30,875
Corporate	5,606	6,242
Government and agencies	3,756	3,148
Total	40,311	40,265

	Group
	31.03.2018	31.12.2017
Deposits:
Savings accounts	18,643	18,690
Current & Sight accounts	7,573	8,662
Time deposits	13,250	12,079
Other deposits	769	788
	40,235	40,219
Securities sold to customers under agreements to repurchase	76	46
	76	46
Total	40,311	40,265

Included in time deposits are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 31 March 2018, these deposits amounted to €1,000 million (31 December 2017: €866 million).

Notes to the Financial Statements

Group

NOTE 12:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement, taking into account that at 31 March 2018 the Group has provided for cases under litigation the amounts of €77 million (31 December 2017: €76 million).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated Statement of Financial Position. The Bank has been audited by the tax authorities up to and including the year 2010. The tax audit certificates for the years 2011, 2012, 2013, 2014, 2015 and 2016 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014, 30 October 2015, 30 September 2016 and 23 October 2017 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for 2011-2016. For the subsidiaries and associates regarding unaudited tax years refer to Note 19.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group
	31.03.2018	31.12.2017
Commitments to extend credit*	8	8
Standby letters of credit and financial guarantees written	2,738	2,910
Commercial letters of credit	306	239
Total	3,053	3,157

* Commitments to extend credit at 31 March 2018 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 March 2018 are €6,415 million (2017: €5,768 million).

d. Assets pledged

	Group
	31.03.2018	31.12.2017
Assets pledged as collateral	7,124	8,608

As at 31 March 2018, the Group has pledged mainly for funding purposes with the ECB, other central banks and financial institutions, the following instruments:

•                  trading and investment debt instruments of €3,481 million;

•                  loans and advances to customers amounting to €1,185 million;

•                  covered bonds of a nominal value of €2,250 million backed with mortgage loans of total value of €3,493 million; and

•                  securitized notes of a nominal value of €208 million backed with small business loans of €257 million.

In addition to the pledged items presented in the table above, as at 31 March 2018, the Group has pledged an amount of €316 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €327 million for trade finance purposes.

Notes to the Financial Statements

Group

f. Operating lease commitments

	Group
	31.03.2018	31.12.2017
No later than 1 year	11	13
Later than 1 year and no later than 5 years	26	22
Later than 5 years	11	12
Total	48	47

NOTE 13:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 March 2018 and 31 December 2017 was 9,147,151,527, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 31 March 2018 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total
Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Treasury shares

Treasury shares transactions are conducted by the Group subsidiary, NBG Securities S.A. and are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2017	2,410,995	1
Purchases	115,768,780	33
Sales	(117,676,003)	(34)
At 31 December 2017	503,772	—

Purchases	24,969,567	8
Sales	(24,202,208)	(8)
At 31 March 2018	1,271,131	—

Notes to the Financial Statements

Group

NOTE 14:             Tax effects relating to other comprehensive income / (expense) for the period

	3 month period ended			3 month period ended
	31.03.2018			31.03.2017
Group	Gross	Tax	Net	Gross	Tax	Net
Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) on investments in available-for-sale	—	—	—	(1)	3	2
Reclassification adjustments on investments in available-for-sale included in the income statement	—	—	—	(1)	—	(1)
Unrealised gains / (losses) on investments in debt instruments measured at FVTOCI	22	(4)	18	—	—	—
Gains / (losses) on investments in debt instruments measured at FVTOCI reclassified to profit or loss on disposal	(18)	(21)	(39)	—	—	—
Impairment loss recognised on investments in debt instruments classified at FVTOCI	1	—	1	—	—	—
Investments in debt instruments	5	(25)	(20)	(2)	3	1
Currency translation differences	(7)	—	(7)	(8)	—	(8)
Cash flow hedge	(1)	—	(1)	—	—	—
Net investment hedge	—	—	—	1	—	1
Total of items that may be reclassified subsequently to profit or loss	(3)	(25)	(28)	(9)	3	(6)
Items that will not be reclassified subsequently to profit or loss:
Gains / (losses) on investments in equity instruments measured at FVTOCI	2	—	2	—	—	—
Total of items that will not be reclassified subsequently to profit or loss	2	—	2	—	—	—
Other comprehensive income / (expense) for the period	(1)	(25)	(26)	(9)	3	(6)

NOTE 15:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the three month period ended 31 March 2018 and 31 March 2017 and the significant balances outstanding as at 31 March 2018 and 31 December 2017 are presented below.

a. Transactions with members of the Board of Directors and management

The Group entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 31 March 2018, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €5 million, €5 million and NIL respectively (31 December 2017: €5 million, €5 million and NIL respectively).

Total compensation to related parties amounted to €2 million (31 March 2017: €2 million) for the Group, mainly relating to short-term benefits and in particular salaries and social security contributions.

b. Transactions with subsidiaries, associates and joint ventures

At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Notes to the Financial Statements

Group

	Group
	31.03.2018	31.12.2017

Assets	17	17
Liabilities	10	10
Letters of guarantee, contingent liabilities and other off balance sheet accounts	1	1

	3 month period ended
	31.3.2018	31.03.2017

Interest, commission and other income	—	1
Interest, commission and other expense	—	1

c. Transactions with other related parties

The total receivables of the Group from the employee benefits related funds as at 31 March 2018 amounted to €745 million (31 December 2017: €746 million). The interest income for the Group amounted to NIL (31 March 2017: €2 million).

The total payables of the Group to the employee benefits related funds as at 31 March 2018 amounted to €129 million (31 December 2017: €123 million).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.39% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. Other than the ordinary shares issued by the Bank and held by HFSF, no material transactions or balances exist with HFSF.

NOTE 16:                  Capital adequacy

In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law 4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the SREP, to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank’s individual profile.

The table below summarises Pillar 1 & 2 capital requirements for NBG Group for 2018 and 2017:

	CET1 Capital Requirements		Total Capital Requirements
	2018	2017	2018	2017
Pillar 1	4.5%	4.5%	8.0%	8.0%
Pillar 2	3.0%	3.0%	3.0%	3.0%
Capital Conservation Buffer	1.875%	1.25%	1.875%	1.25%
Total	9.375%	8.75%	12.875%	12.25%

The capital adequacy ratios for the Group are presented in the table below:

	Group
	31.03.2018	31.12.2017

Common Equity Tier 1	16.5%	17.0%
Tier 1	16.5%	17.0%
Total	16.6%	17.0%

Notes to the Financial Statements

Group

DTC Law

Article 27A of Law 4172/2013 (“DTC Law”), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets (“DTAs”) arising from (a) private sector initiative (“PSI”) losses, (b) accumulated provisions for credit losses recognized as at 30 June 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable (“Tax Credit”) from the Greek State. Items (c) and (d) above were added with Law 4465/2017 enacted on 29 March 2017. The same Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to 30 June 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue conversion rights to the Greek State for an amount of 100% of the Tax Credit and will create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favour of the Greek State. This legislation allows credit institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution’s capital position.

Furthermore, Law 4465/2017 amended article 27 “Carry forward losses” by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 31 March 2018, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was €4.7 billion (2017: €4.7 billion). The conditions for conversion rights were not met in the year ended 31 December 2017 and no conversion rights are deliverable in 2018.

2018 Stress Test

On 31 January 2018 the ECB commenced the stress test exercise relating to the four systemic Greek banks (Alpha Bank, Eurobank, National Bank of Greece and Piraeus Bank) with the publication of the macroeconomic scenarios to be used by the banks. The stress test of the four systemic Greek banks was conducted on an accelerated timeline compared to the other in scope banks in order to allow the results to be published before the end of the Third Program for Greece (August 2018), but following the same EBA approach and methodologies as that applied to the other European Union banks. The results for the four systemic Greek banks were announced by the Supervisory Board of the ECB on 5 May 2018, and showed that in the adverse scenario, the average CET1 capital depletion was 9 percentage points, equivalent to €15.5 billion across the four systemic Greek banks. The results for the other European Union banks are expected to be published by 2 November 2018.

The Bank conducted the stress test exercise using the EBA methodology, the benchmark parameters, macroeconomic scenarios and shocks provided by the EBA and the ECB, as well as any additional guidance and notes published and/or relayed though formal communication channels. As a result, under the EBA adverse scenario, the CET1 ratio declined by 9.6 percentage points (“ppts”), reaching a CET1 level of 6.9% in 2020, including an IFRS 9 impact of 120 basis points (“bps”) and a CRD IV impact of 20bps. Under the baseline scenario, the CET1 ratio of the Group declined by 50bps reaching 16.0% in 2020. Following the supervisory dialogue, the Bank was informed that the stress test outcome, along with other factors, have been assessed by SSM’s Supervisory Board pointing to no capital shortfall and that no capital plan was deemed necessary as a result of the exercise.

The stress test results will inform the 2018 SREP, challenging banks’ capital plans and leading to relevant supervisory outcomes. The stress test will also provide enhanced transparency so that market participants can compare and assess the resilience of European Union banks on a consistent basis.

Notes to the Financial Statements

Group

NOTE 17:                  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amount	Fair value
	31.03.2018	31.03.2018

Financial Assets
Loans and advances to customers	30,370	29,519
Investment securities at amortised cost	1,935	1,358

Financial Liabilities
Due to customers	39,311	39,356
Debt securities in issue	1,046	1,071
Other borrowed funds	186	186

	Carrying amount	Fair value
	31.12.2017	31.12.2017

Financial Assets
Loans and advances to customers	37,941	36,345
Held-to-maturity investment securities	696	711
Loans-and-receivables investment securities	2,222	1,787

Financial Liabilities
Due to customers	39,399	39,446
Debt securities in issue	1,026	1,041
Other borrowed funds	171	171

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 March 2018 and 31 December 2017:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Investment securities at amortised cost: The fair value of investment securities at amortised cost is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s statement of financial position at fair value by fair value measurement level at 31 March 2018 and 31 December 2017:

Notes to the Financial Statements

Group

Financial instruments measured at fair value - Group

As at 31 March 2018	Fair value measurement using
	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	261	1,156	—	1,417
Financial assets mandatorily at fair value through profit or loss	6	3,360	175	3,541
Derivative financial instruments	28	3,512	20	3,560
Investment securities at fair value through other comprehensive income	348	1,014	25	1,387
Total	643	9,042	220	9,905

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	1,000	—	1,000
Derivative financial instruments	17	1,867	8	1,892
Total	17	2,867	8	2,892

As at 31 December 2017	Fair value measurement using
	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	304	1,489	—	1,793
Derivative financial instruments	27	3,629	25	3,681
Available-for-sale investment securities	93	732	8	833
Total	424	5,850	33	6,307

Financial Liabilities
Due to customers designated as at fair value through profit or loss	—	866	—	866
Derivative financial instruments	—	3,781	17	3,798
Total	—	4,647	17	4,664

The tables below present the fair values for the assets and liabilities classified as non-current assets held-for-sale operation in the Group’s Statement of Financial Position and are measured at fair value for 31 March 2018 and 31 December 2017:

Held for Sale Operations - Financial instruments measured at fair value

As at 31 March 2018	Fair value measurement using
	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	4	10	—	14
Derivative financial instruments	—	1	—	1
Financial assets at fair value through other comprehensive income	1,005	947	42	1,994
Insurance related assets and receivables	162	120	—	282
Total	1,171	1,078	42	2,291

Notes to the Financial Statements

Group

Held for Sale Operations - Financial instruments measured at fair value

As at 31 December 2017	Fair value measurement using
	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Financial Assets
Financial assets at fair value through profit or loss	4	10	—	14
Derivative financial instruments	—	3	—	3
Available-for-sale investment securities	956	1,161	—	2,117
Insurance related assets and receivables	178	112	—	290
Total	1,138	1,286	—	2,424

Financial Liabilities
Derivative financial instruments	—	1	—	1
Total	—	1	—	1

Transfers between Level 1 and Level 2

During the period ended 31 March 2018, there were no transfers of financial instruments between Level 1 and Level 2.

As at 31 December 2017, certain fair value through profit or loss securities issued by European Financial Stability Facility for which the Group determined that sufficient liquidity and trading did not exist as at 31 December 2017, have been transferred from Level 1 to Level 2 according to the Group fair value hierarchy policy. The carrying amount of the fair value through profit or loss securities transferred as at 31 December 2017 was €3 million.

Level 3 financial instruments

Level 3 financial instruments at 31 March 2018 and 31 December 2017 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the Credit Value Adjustment (“CVA”) is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities mandatorily at fair value through profit or loss, for which the models used to estimate their fair value is based on unobservable credit spreads or which are price-based and the price is obtained from the issuers of the securities. They also include loans and advances to customers mandatorily at fair value through profit or loss, which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(c)          Equity securities at fair value through other comprehensive income, which are not traded in active markets and their fair value is estimated using an income or market approach, for which the main inputs used are not market observable.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 March 2018 and 31 December 2017, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the periods ended 31 March 2018 and 31 December 2017, transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the fair value of the respective instruments.

Notes to the Financial Statements

Group

Reconciliation of fair value measurements in Level 3 — Group

	2018
	Net Derivative financial instruments	Available-for- sale investment securities	Investment securities at FVTOCI	Mandatorily at FVTPL
Balance at 1 January	8	8	—	—
Impact of IFRS 9	—	(8)	24	185
Balance at 1 January	8	—	24	185
Gain / (loss) included in Income statement	(9)	—	—	—
Gain / (loss) included in OCI	—	—	1	—
Settlements	—	—	—	(10)
Transfer into/ (out of) level 3	13	—	—	—
Balance at 31 March	12	—	25	175

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	8	12	9
Gain / (loss) included in Income statement	—	9	—
Purchases	—	1	—
Settlements	(8)	—	—
Transfers to non current assets held for sale	—	(5)	—
Balance at 31 March	—	17	9

Gains or losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities, except for amortisation of premium / discount of bonds, which are included in investment securities at FVTOCI and in financial assets mandatorily at FVTPL and amount to NIL and NIL for the period ended 31 March 2018 and 31 March 2017, respectively.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relate to financial assets mandatorily at fair value through profit or loss, net derivative financial instruments and investment securities at fair value through other comprehensive income, and amount to NIL, €(7) million and €1 million respectively, for the period ended 31 March 2018.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments amount for the period ended 31 March 2017 for the Group NIL and NIL respectively.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Notes to the Financial Statements

Group

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Quantitative Information about Level 3 Fair Value Measurements  31 March 2018

	Fair Value (€		Significant Unobservable	Range of Inputs
Financial Instrument	million)	Valuation Technique	Input	Low	High
Investment securities mandatorily at fair value through profit or loss	8	Price Based	Price	93.76%	93.76%
	17	Discounted Cash Flows	Credit Spread	183 bps	350 bps
Interest Rate Derivatives	1	Discounted Cash Flows, Internal Model (for CVA/DVA)	Credit Spread	50 bps	565 bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors	66.80%	100.00%
Other Derivatives	4	Monte Carlo simulation	Volatility of stock price	60.00%	60.00%
	3	Discounted Cash Flows, Internal Model (for CVA/DVA)	Credit Spread	565 bps	565 bps
Investment Securities at fair value through other comprehensive income	25	Income or market approach	n/a(1)	n/a (1)	n/a (1)
Loans and advances to customers mandatorily at fair value through profit or loss	150	Discounted Cash Flows	Credit Spread	300 bps	650 bps

(1) Equity securities at fair value through other comprehensive income include equity securities which are not traded in active markets. In the absence of an active market, the fair value of these securities is estimated using a market or an income valuation approach. Given the bespoke nature of the valuation method in respect of each holding, it is not practicable to quote a range of unobservable inputs.

Quantitative Information about Level 3 Fair Value Measurements  31 December 2017

	Fair Value (€		Significant Unobservable	Range of Inputs
Financial Instrument	million)	Valuation Technique	Input	Low	High
Available-for-Sale investment securities	8	Price Based	Price	93.76	93.76
Interest Rate Derivatives	4	Discounted Cash Flows, Internal Model for CVA/DVA	Credit Spread	80 bps	1000 bps
	3	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors	-50.00%	99.50%
Other Derivatives	2	Binomial Model	Volatility of stock price	30.74%	104.83%
	8	Monte Carlo simulation	Volatility of stock price	49.00%	49.00%
	(9)	Discounted Cash Flows, Internal Model for CVA/DVA	Credit Spread	70 bps	1000 bps

Notes to the Financial Statements

Group

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Other derivatives include derivatives for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

For loans and advances to customers mandatorily at fair value through profit or loss, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect on their fair value for the Group.

NOTE 18:                  Acquisitions, disposals and other capital transactions

On 9 May 2018, NBG Pangaea Reic established in United Kingdom the company Pangaea UK Finco Plc, a wholly owned subsidiary. The capital contributed amounted to €14 thousand.

On 19 January 2017, the Boards of Directors of the Bank, NBG Training Center S.A. and Bancassurance (wholly owned subsidiaries of the Bank), agreed the merger of the three companies through absorption of the two latter by the Bank. The merger date was agreed to be 31 January 2017 and accounted for at carrying values. On 27 June 2017 the Boards of Directors of the companies approved the Draft Merger Agreement. On 16 May 2018 the merger between the Bank and the two subsidiaries was approved by the Ministry of Development.

Notes to the Financial Statements

Group

NOTE 19:                  Group companies

			Group
Subsidiaries	Country	Tax years unaudited	31.03.2018	31.12.2017

National Securities S.A.	Greece	2012-2017	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2017	100.00%	100.00%
Ethniki Leasing S.A.	Greece	2010-2017	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2017	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2017	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)(1)	Greece	2007-2017	100.00%	100.00%
Ethniki Hellenic General Insurance S.A. (2)	Greece	2012-2017	100.00%	100.00%
Audatex Hellas S.A.(1) (2)	Greece	2010-2017	70.00%	70.00%
Grand Hotel Summer Palace S.A.	Greece	2010-2017	100.00%	100.00%
KADMOS S.A.	Greece	2010-2017	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2017	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2017	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2017	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2017	78.04%	78.04%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2017	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2017	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2017	32.66%	32.66%
Karolou S.A.	Greece	2012-2017	32.66%	32.66%
FB Insurance Agency Inc (1)	Greece	2012-2017	99.00%	99.00%
Probank M.F.M.C (1)	Greece	2012-2017	100.00%	100.00%
Profinance S.A.(1)	Greece	2010-2017	100.00%	100.00%
Probank Leasing S.A.	Greece	2009-2017	99.87%	99.87%
NBG Insurance Brokers S.A.	Greece	2010-2017	100.00%	100.00%
NBG Malta Holdings Ltd	Malta	2006-2017	100.00%	100.00%
NBG Bank Malta Ltd	Malta	2005-2017	100.00%	100.00%
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2017	100.00%	100.00%
Bankteco E.O.O.D.	Bulgaria	2016-2017	100.00%	100.00%
PNG Properties E.A.D.	Bulgaria	—	32.66%	32.66%
Banca Romaneasca S.A.(2)	Romania	2011-2017	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2012-2017	100.00%	100.00%
S.C. Garanta Asigurari S.A.(2)	Romania	2003-2017	94.96%	94.96%
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2017	100.00%	100.00%
Egnatia Properties S.A.	Romania	2012-2017	32.66%	32.66%
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2017	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2012-2017	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2017	100.00%	100.00%
National Securities Co (Cyprus) Ltd (1)	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	2013-2017	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd(2)	Cyprus	2004-2017	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd(2)	Cyprus	2004-2017	100.00%	100.00%
National Insurance Agents & Consultants Ltd(2)	Cyprus	2004-2017	100.00%	100.00%
Quadratix Ltd	Cyprus	2016-2017	32.66%	32.66%
The South African Bank of Athens Ltd (S.A.B.A.)(2)	S. Africa	2017	99.82%	99.82%
NBG Asset Management Luxemburg S.A.	Luxembourg	2016-2017	100.00%	100.00%
NBG International Ltd	U.K.	2003-2017	100.00%	100.00%
NBGI Private Equity Ltd(1)	U.K.	2003-2017	100.00%	100.00%
NBG Finance Plc	U.K.	2003-2017	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2017	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2017	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%
Titlos Plc (Special Purpose Entity)	U.K.	2016-2017	—	—
SINEPIA Designated Activity Company (Special Purpose Entity)	Ireland	2016-2017	—	—
NBG International Holdings B.V.	The Netherlands	2017	100.00%	100.00%
Nash S.r.L.	Italy	2013-2017	32.66%	32.66%
Fondo Picasso	Italy	2013-2017	32.66%	32.66%
Banka NBG Albania Sh.a. (2)	Albania	2013-2017	100.00%	100.00%

(1) Companies under liquidation.

(2) Ethniki Hellenic General Insurance S.A. and its subsidiaries, Banca Romaneasca S.A., Banka NBG Albania Sh.a. and The South African Bank of Athens Ltd (S.A.B.A.), have been reclassified  to Non-current Assets held for sale. (See Note 9).

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

The Group’s equity method investments are as follows:

			Group
	Country	Tax years unaudited	31.03.2018	31.12.2017

Social Security Funds Management S.A.	Greece	2010-2017	20.00%	20.00%
Larco S.A.	Greece	2009-2017	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2017	21.21%	21.21%
Teiresias S.A.	Greece	2010-2017	39.93%	39.93%
Planet S.A.	Greece	2009-2017	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2011-2017	21.83%	21.83%
SATO S.A.	Greece	2012-2017	23.74%	23.74%
Olganos S.A.	Greece	2014-2017	33.60%	33.60%

NOTE 20:                  Events after the reporting period

Events after the reporting period are disclosed in Notes 1 and 16.

Notes to the Financial Statements

Group

NOTE 21:                  Transition to IFRS 9 as of 1 January 2018

In order to comply with the requirements of the new Standard, the Group established an IFRS 9 implementation program (“the Program”) to ensure a timely and high quality implementation, in accordance with the standard and additional regulatory guidance. The Program involves Finance, GRCAD, Management Information and IT Divisions across the Group and is overseen by a Project Steering Committee. The Committee comprises of the Deputy CEO (Chair), Group CFO, Group CRO, Group COO, Group Treasurer and the General Managers of Retail, Corporate Banking, Corporate Special Assets and International Activities Divisions of the Bank. A full-time Project Management Office (PMO) was setup and a Project Manager assigned. The Program is divided into workstreams, for each of which leading Divisions and workgroup teams have been assigned. Subject matter experts were also appointed to assist in model development of IFRS 9 compliant credit risk parameters. The Board Risk Committee, Audit Committee and Board of Directors are regularly updated by the Executive Management on the status of the Program.

21.1                        Continuation of IAS 39 hedge accounting requirements

IFRS 9 includes an accounting policy choice to continue IAS 39 hedge accounting, which the Group has exercised, although it will implement the revised hedge accounting disclosures required by the related amendments to IFRS 7 Financial Instruments: Disclosures in the Annual Financial Statements for 2018.

21.2                        Impact upon transition to IFRS 9

The adoption of IFRS 9 on 1 January 2018 decreased the Group’s shareholders’ equity by approximately €1.5 billion, of which €1.3 billion, due to changes in impairment requirements and €0.2 billion, due to classification and measurement. No deferred tax asset was recognised, in accordance with the Group’s accounting policy for recognition of deferred tax assets. Refer to Note 2.31 to the annual Financial Statements of the Group and the Bank for the year ended 31 December 2017.

The accounting policies and critical judgments applied by the Group in order to comply with the requirements of IFRS 9 upon transition, are included in Notes 2.4 and 2.5 respectively.

The expected estimates are based on the accounting policies, assumptions and judgments of the Group, as determined to date, which will be finalized during the preparation of the financial statements for the year ending 31 December 2018. Consequently, the aforementioned estimates remain subject to change in 2018.

The tables on the following pages provide a detailed overview of the IFRS 9 transition impact as of 1 January 2018 on the Group’s financial assets, financial liabilities and shareholders’ equity. This includes:

•                  Reclassification of IAS 39 carrying amounts to the new categories applicable under IFRS 9.

•                  Remeasurement of carrying amount due to reclassification (measurement to fair value for assets moving from amortised cost to fair value).

•                  Recognition of IFRS 9 ECL for financial instruments scoped into the impairment requirements of IFRS 9.

a.              Reclassification and remeasurement of carrying amounts and recognition of ECL upon transition to IFRS 9

Financial instruments	Measurement category under IAS 39	Measurement category under IFRS 9	Carrying amount 31.12.17 (IAS 39)	Reclassification of IAS 39 carrying amounts		Measurement adjustment (IFRS 9)		ECL allowance adjustment (IFRS 9)	Carrying amount 1.1.18 (IFRS 9)
Financial assets
Cash and balances with central banks	Loans and receivables	Amortised cost	1,778	—		—		—	1,778
Due from banks	Loans and receivables	Amortised cost	1,736	—		—		—	1,736
Financial assets at FVTPL	FVTPL	FVTPL	1,793	4,051	(a)	(475	)(a)	—	5,369
Derivative financial assets	FVTPL	FVTPL	3,681	(1	)(a)	—		—	3,680
Loans and advances to customers			37,941	(5,832)		2		(1,139)	30,972
	Loans and receivables	Amortised cost	37,941	(5,997	)(b)	—		(1,139)	30,805
		FVTPL (Mandatory)	—	165	(c)	2	(j)	—	167
Investment securities			3,780	(48)		229		(113)	3,848
	Available for Sale	FVTOCI (debt instruments)	862	984	(d)	42	(i)	—	1,888
	Held to Maturity		696	(696	)(e)	—		—
	Loans and receivables	Amortised cost	2,222	(425	)(f)	190	(k)	(113)	1,874
	Available for sale	Designated at FVTOCI (equity instruments)	—	89	(g)	(3	)(l)	—	86
Other assets	Loans and receivables	Amortised cost	1,612	—		—		(19)	1,593
Total financial assets			52,321	(1,830)		(244)		(1,271)	48,976

Financial liabilities
Due to banks	Amortised cost	Amortised cost	7,341	—		—		—	7,341
Derivative financial liabilities	FVTPL	FVTPL	3,798	(1,871	)(a)	—		—	1,927
Due to customers			40,265	—		—		—	40,265
	Designated at FVTPL	Designated at FVTPL	866	—		—		—	866
	Amortised cost	Amortised cost	39,399	—		—		—	39,399
Debt securities in issue	Amortised cost	Amortised cost	1,026	—		—			1,026
Other borrowed funds	Amortised cost	Amortised cost	171	—		—			171
Other liabilities			995	41	(h)	—		32	1,068
Total financial liabilities			53,596	(1,830)		—		32	51,798

Notes to the Financial Statements

Group

Footnotes on reclassifications and remeasurements upon transition to IFRS 9:

(a)    The amount relates to reclassification of financial assets mandatorily measured at FVTPL, which are not loan agreements in their legal form. Under IAS 39 the interest rate swap with the Hellenic Republic maturing in September 2037 (“Swap with the Hellenic Republic”) was bifurcated from the host contract and accounted for as a separate derivative (see Note 20 to the annual Financial Statements of the Group and the Bank for the year ended 31 December 2017). On 1 January 2018, the combined instrument was mandatorily classified at FVTPL and accounted for as a single unit of account, because the hybrid contract fails the SPPI test. The bifurcated derivative liability of €1,871 million and the carrying amount of the host loan of €5,873 million were reclassified from ‘derivative financial liabilities’ and ‘loans and advances to customers’ respectively, into ‘financial assets at FVTPL’. The fair value adjustment recognised upon transition to IFRS 9 in order to reflect the measurement of the hybrid contract at fair value in its entirety, decreased equity by €475 million. An analysis of all reclassifications made into ‘financial assets at FVTPL’ line item, is provided below:

€ million
Bifurcated derivative related to the Swap with the Hellenic Republic reclassified from ‘derivative financial liabilities’	(1,871)
Host loan’s carrying amount under IAS 39 related to the Swap with the Hellenic Republic	5,873
Debt securities previously classified as ‘available for sale’ investments that fail the SPPI test	26
Debt securities previously classified as ‘loans and receivables’ investments that fail the SPPI test	16
Reclassification of bifurcated derivative assets for which the host debt securities fail the SPPI test and need to be accounted for as a single unit of account	1
Investments in mutual funds previously classified as ‘available for sale’ which do not meet the definition of equity instruments	6
Net amount reclassified into the ‘financial assets at FVTPL’	4,051

(b)    The amount consists of the following:

€ million
Reclassification of the host loan’s carrying amount under IAS 39 related to the Swap with the Hellenic Republic into ‘financial assets at FVTPL’ (see (a) above )	(5,873)
Reclassification of loans that do not pass the SPPI test into ‘loans and advances to customers’ mandatorily measured at FVTPL	(165)
Reclassification of IAS 39 allowance for off balance sheet financial assets and commitments into ‘other liabilities’	41
Net amount reclassified out of ‘loans and advances to customers’ measured at amortised cost	(5,997)

(c)    The reclassification of €165 million relates to financial assets that have failed the SPPI test, which are loan agreements in their legal form, transferred from ‘loans and advances to customers’ measured at amortised cost into ‘loans and advances to customers’ mandatorily measured at FVTPL.

(d)    The amount consists of the following:

€ million
Reclassification of equity securities into the ‘designated at FVTOCI’ portfolio of IFRS 9 applicable for investments that meet the definition of an equity instrument under IAS 32.	(89)
Reclassification of mutual funds into ‘financial assets at FVTPL’ (see (a) above)	(6)
Reclassification of debt securities that fail the SPPI test into ‘financial assets at FVTPL’	(26)
Debt securities reclassified out of ‘held to maturity’ portfolio of IAS 39	163
Debt securities reclassified into the ‘amortised cost’ investment securities portfolio under IFRS 9	(100)
Debt securities reclassified out of ‘loans and receivables’ portfolio of IAS 39	1,042
Net amount reclassified into the ‘FVTOCI’ investment securities portfolio	984

(e)    The amount consists of the following:

€ million
Debt securities reclassified into the ‘FVTOCI’ investment securities portfolio under IFRS 9	(163)
Debt securities reclassified into the ‘amortised cost’ investment securities portfolio under IFRS 9	(533)
Net amount reclassified out of the ‘held to maturity’ portfolio of IAS 39	(696)

(f)     The amount consists of the following:

€ million
Reclassification of debt securities that fail the SPPI test into ‘financial assets at FVTPL’	(16)
Debt securities reclassified out of the ‘available for sale’ portfolio of IAS 39	100
Debt securities reclassified into the ‘FVTOCI’ investment securities portfolio under IFRS 9	(1,042)
Debt securities reclassified out of the ‘held to maturity’ portfolio of IAS 39	533
Net amount reclassified into the ‘amortised cost’ investment securities portfolio	(425)

(g)    The Group has elected to classify equity securities of €89 million within the ‘designated at FVTOCI’ measurement category of IFRS 9, applicable for equity instruments. The securities were previously classified as ‘available for sale’ investments.

Notes to the Financial Statements

Group

(h)    The allowance of €41 million under IAS 39 has been established for off balance sheet financial assets and commitments of the Group and is reclassified from ‘loans and advances to customers’ into ‘other liabilities’.

(i)     The amount represents the fair value adjustment recognised directly in the OCI reserve upon transition to IFRS 9, due to the reclassification of debt securities from the ‘loans and receivables’ and ‘held to maturity’ investment securities portfolios of IAS 39 into ‘FVTOCI’.

(j)     Refers to the fair value adjustment of loan agreements that have failed the SPPI, recognised in retained earnings.

(k)    The adjustment of €190 million is attributable to the GGB previously held by the Bank in the ‘loans and receivables’ investment securities portfolio, maturing in 2057, with nominal amount €550 million and carrying value €965 million as of 31 December 2017 (see Note 21 to the annual Financial Statements of the Group and the Bank for the year ended 31 December 2017). The Group reversed the impact of all reclassifications done in the past and revised the effective interest rate method for inflation linked instruments, by updating the expected cash flows at each period end in line with changes in expectations of inflation.

(l)     The amount represents the fair value adjustment recognised directly in accumulated OCI upon transition to IFRS 9, due to the fair value measurement of investments in equity securities issued by private companies.

b.              Reconciliation of allowances and provisions on adoption of IFRS 9 as of 1 January 2018

	31.12.2017	1.1.2018
Group	Loss Allowances (IAS 39)	Reclassifications	Loss Allowances (IAS 39) after reclassifications	ECL Adjustment (IFRS 9)	Final ECL (IFRS 9)
On Balance Sheet
Mortgages	2,411	—	2,411	486	2,897
Consumer loans & Credit Cards	1,681	—	1,681	287	1,968
Small business lending	1,719	(4)	1,715	214	1,929
Corporate and public sector lending	4,428	(239)	4,189	152	4,341
Allowance for Loan Losses	10,239	(243)	9,996	1,139	11,135
Other Assets	12	126	138	19	157
Debt Securities at amortized cost	—	—	—	113	113
Total On Balance Sheet	10,251	(117)	10,134	1,271	11,405
Off Balance Sheet
Off Balance Sheet financial assets and commitments	—	41	41	32	72
Total Off Balance Sheet	—	41	41	32	72
Total Allowance	10,251	(76)	10,175	1,303	11,477
o/w Stage 1				54	178
o/w Stage 2				517	660
o/w Stage 3				733	10,639

In addition, ECL of €3 million for the Group has been estimated for debt securities at FVTOCI. The ECL is reflected as a transfer between retained earnings and other comprehensive income reserve on 1 January 2018.

Net reclassifications of €76 million relate to allowance of loans mandatorily classified at FVTPL.

c.         Gain/(loss) from transition to IFRS 9 on shareholders’ equity as of 1 January 2018

The tables below present the transition impact recognised in OCI and retained earnings upon adoption of IFRS 9.

Impact in other comprehensive income reserve	€ million
Reclassification of debt securities from ‘available for sale’ into ‘financial assets at FVTPL’	1
Fair value measurement of debt securities reclassified from ‘loans and receivables’ into ‘FVTOCI’ investment securities portfolio	42
ECL allowance for debt securities classified at FVTOCI	3
Fair value measurement of investments in equity securities issued by private companies designated at FVTOCI	(3)
Total gain recognised directly in other comprehensive income reserve upon transition	43

Notes to the Financial Statements

Group

Impact in retained earnings	€ million
Reclassification of debt securities from ‘available for sale’ into ‘financial assets at FVTPL’	(1)
Fair value measurement of Swap with Hellenic Republic	(475)
Fair value measurement of loans and advances to customers mandatorily measured at FVTPL	2
Measurement adjustment of the inflation linked GGB classified at ‘amortised cost’ (see footnote k to Note 21.2b)	190
ECL allowance for financial assets classified at amortised cost	(1,271)
ECL allowance for off balance sheet commitments	(32)
ECL allowance for debt securities classified at FVTOCI	(3)
Total loss recognised in retained earnings upon transition	(1,590)

21.3                             Estimated impact on regulatory capital

On 12 December 2017 the European Parliament and the Council of the European Union adopted Regulation (EU) 2017/2395 (the “Regulation”), which amended Regulation 575/2013 with Article 473a, allowing credit institutions to gradually apply the impact of the application of IFRS 9 to own funds.

In particular, upon adoption of IFRS 9, credit institutions are allowed to include in the Common Equity Tier 1 capital (CET1), a portion of the increased ECL provisions over a 5-year transitional period starting in 2018. The portion of ECL provisions that can be included in CET1 should decrease over time down to zero to ensure the full implementation of IFRS 9, after the end of the transitional period.

In addition, in accordance with paragraph (4) of the Regulation, if the ECL provisions for Stages 1 and 2 incurred after the first adoption of IFRS 9 are increased, credit institutions are allowed to include the increase in the transitional arrangements.

The percentages of recognition in CET1 of the increased ECL provisions during the 5-year transition period are as follows:

•                  0.95 during the period from 01/01/2018-31/12/2018

•                  0.85 during the period from 01/01/2019-31/12/2019

•                  0.70 during the period from 01/01/2020-31/12/2020

•                  0.50 during the period from 01/01/2021-31/12/2021

•                  0.25 during the period from 01/01/2022-31/12/2022

The Group has decided to apply the transitional arrangements set out in Article 1 of the aforementioned Regulation, including the provisions of paragraph (4), during the transitional period.

By applying the regulatory transitional arrangements for 2018, the Group’s CET1 ratio as at 31 December 2017, decreased by approximately 50bps at 16.5%. On a fully loaded basis, as at 31 December 2017 the Group’s CET1 ratio decreased by approximately 375bps at 13.2%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: May 31st , 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: May 31st , 2018

Director, Financial Division